Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 6 to Registration Statement No. 333-38060 of Mercury Basic Value Fund, Inc. (the “Fund”) (to be renamed BlackRock Basic Value Fund II, Inc.) on Form N-1A of our reports dated August 23, 2006, relating to the financial statements and financial highlights of the Fund and of the Master Basic Value Trust (the “Trust”) appearing in the corresponding Annual Reports on Form N-CSR of the Fund and of the Trust for the year ended June 30, 2006, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Financial Statements” in the Statement of Additional Information, which are parts of such Registration Statement.

/s/ Deloitte & Touche LLP

Princeton, New Jersey

September 25, 2006